VIA EDGAR

January 31, 2018

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 4561

Re:	Datasea Inc.
Registration Statement on Form S-1
Filed December 5, 2017
File No. 333-221906

Dear Ms. Woo:

Datasea Inc., a Nevada company, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2017, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) previously filed for the Staff’s review on December 5, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Registration Statement, which is filed contemporaneously with the submission of this letter. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Cover Page

1.	Please revise to clarify the nature of the offering. It is unclear whether you are offering the securities on a firm commitment or best efforts basis. If you are offering the securities on a contingent best efforts basis, tell us how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires you to promptly return any funds you have collected if you are unable to sell the minimum number of shares. Further, tell us how this offering is consistent with Exchange Act Rule 15c2-4 which requires funds to be deposited into an escrow or separate bank account until the minimum contingency is met. Finally, tell us whether you intend to use an escrow agent.

Response: In response to the Staff’s comment, we have revised the disclosure to reflect that we are offering the securities on a firm commitment basis. In addition, we respectfully advise the Staff that we intend to use an escrow agent in connection with an indemnification escrow agreement pursuant to which we will establish an escrow account in the United States. We have agreed to fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters during the term of the indemnification escrow agreement. We will file the form of indemnification escrow agreement as an exhibit to the Registration Statement.

2. You disclose on page 60 that you will not complete this offering unless your common stock is listed on the NASDAQ Capital Market. Please disclose this condition as well as any other conditions to the offering on the cover page of the prospectus. Advise us of the status of your listing application with NASDAQ.

Response: In response to the Staff’s comment, we have revised our disclosure to include the NASDAQ listing condition on the cover page of the prospectus. Further, we respectively advise the Staff that our listing application with NASDAQ was submitted on January 16, 2018 and is currently under review.

3. Please disclose on the prospectus cover page the number of shares of common stock underlying the underwriter warrants being registered with this offering.

Response: In response to the Staff’s comment, we respectively advise the Staff that the number of shares of common stock underlying the underwriter warrants being registered with this offering will be equal to 7% of the shares of common stock sold in this offering, which will be determined after this filing of the Registration Statement. We will revise the Registration Statement accordingly once this information is determined.

4. Disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock. Please also describe your status as a controlled company.

Response: As indicated under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on page 59 of the registration statement, the combined voting power of Zhixin Liu and Fu Liu is 78.3% based on 57,511,771 shares issued and outstanding on January 31, 2018. Further, in response to the Staff’s comment, we have added a risk factor associated with our status as a controlled company.

5. Please check the box on the cover page indicating that you have elected not to use the extended transition period for complying with any new or revised accounting standards as you state on page 2.

Response: In response to the Staff’s comment, we have checked the box on the cover page indicating that we have elected not to use the extended transition period for complying with any new or revised accounting standards.

Prospectus Summary, page 1

6. We note your disclosure that you will lose your emerging growth company status upon the earliest of certain dates, including the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, the Jumpstart Our Business Startups Act provides that an issuer will lose emerging growth company status on the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. We note that your first registration statement went effective on April 22, 2015. Please disclose the date of your first sale pursuant to your effective registration statement and revise the disclosure accordingly.

Response: In response to the Staff’s comment, we have disclosed the date of the first sale pursuant to our effective registration statement and revised the disclosure accordingly.

Business

Overview and Recent Developments, page 30

7. Please provide an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. Clearly distinguish which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties.

Response: In response to the Staff’s comment, we have provided an organizational chart identifying the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. Further, we have added description about our VIE structure on pages 2-3.

8. You state that as of the date of this prospectus you have signed agreements with 30 schools. Expand your disclosure to describe the key terms of these agreements. For example, to the extent that your contracts have a standard duration and/or pricing provisions, disclose these terms.

Response: In response to the Staff’s comment, we have expanded our disclosure to describe the key terms of these agreements. Each of the 30 schools entered into a standard form agreement with certain adjustments tailored to each school. For example, the duration for the Middle School affiliated to Beijing University of Technology is from September 18, 2017 to September 22, 2022, while the duration for 10 elementary schools in Ha’erbin is from September 26, 2017 to September 26, 2020.

Liquidity and Capital Resources, page 31

9. You state that you will require additional funds to finance your planned operations for the next twelve months. Please disclose the number of months that you expect to be able to fund your operations with your currently available resources. Also disclose the amount needed to continue operations for the next twelve months. Refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, we have revised our disclosure to reflect that we expect to be able to fund our operations with our currently available resources until May 2018 and need to raise another RMB 50-80 million to fund our operations from June 2018 to December 2018.

“Big Data” Processing Services, page 37

10. You state that you aim to become a national provider of big data processing services in China and that you are currently in the “data collection phase” for this service. Expand to provide more specific information regarding the nature of this phase and the key anticipated milestone dates associated with launching this service.

Response: In response to the Staff’s comment, we have revised the disclosure to expand the discussion regarding the nature of the “data collection phase” and the key anticipated milestone dates associated with launching the big data processing services.

Product Manufacturing, page 39

11. We note your discussion on page 7 indicating that you are dependent on third party contractors to manufacture your products. We also note your disclosure here indicating that you have outsourced the manufacture of hardware for your “Safe Campus” program to Shenzhen Yanze Technology Co. and with Shenzhen Shunxin Technology Co., Ltd to manufacture your Internet security equipment. Expand to discuss the key material terms of these contracts.

Response: In response to the Staff’s comment, we have expanded our disclosure to discuss the key material terms of these contracts.

Executive Compensation, page 52

12. Please revise to include executive compensation disclosure for the fiscal year ended June 30, 2017. See Item 402(n) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosure to include executive compensation disclosure for the fiscal year ended June 30, 2017.

13. Please disclose the material terms of the employment agreement with the Chief Executive Officer, including but not limited to, the termination date and the salary.

Response: In response to the Staff’s comment, we have revised our disclosure to include the material terms of the employment agreement with the Chief Executive Officer.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Variable Interest Entity, page F-22

14. Please include a description of the material terms for each of your contractual arrangements that provide Tianjin Information with the power and economics over the VIE.

Response: In response to the Staff’s comment, we have revised our disclosure to include a description of the material terms for each of our contractual arrangements that provide Tianjin Information with the power and economics over the VIE on pages 2-3 and pages 38-39. We intend to include the requested disclosure into the notes to consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2017.

Exhibits

15. The form of subscription agreement appears to relate to a different offering. For example, the date of the agreement, the aggregate number of shares and purchase price do not correspond to this offering. Please revise your subscription agreement to reflect the terms of this offering.

Response: In response to the Staff’s comment, we respectively advise the Staff that that the form of underwriting agreement reflecting the terms of this offering will be filed as Exhibit 1.1 to the Registration Statement.

16. Please file your lease agreement and property management contract that you reference on page F-14. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comment, we have filed the lease agreement and property management contract as exhibits to the Registration Statement.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Zhixin Liu
Name: Zhixin Liu
Title: Chief Executive Officer